

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2026

E. Will Gray
Chief Executive Officer
New Era Energy & Digital, Inc.
4501 Santa Rosa Dr.
Midland, TX 79707

> **Re: New Era Energy & Digital, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 23, 2026**
> **File No. 333-292892**

Dear E. Will Gray:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Logan Weissler